SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Fourth Quarter 2006 Results; Net Profit for the 4th Quarter Increases by 69% Compared to 4th Quarter in 2005 dated March 28, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Reports Fourth Quarter 2006 Results; Net Profit for the 4th Quarter Increases by 69% Compared to 4th Quarter in 2005

Wednesday March 28, 9:53 am ET

GEDERA, Israel, March 28 /PRNewswire-FirstCall/ -- TAT Technologies Ltd.(NASDAQ:
TATTF; NMS: TATTF), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of US$1,661,906 on revenues of US$23,758,990 in the fourth quarter ended December 31, 2006 compared to a net profit of US$982,235 on sales of US$ 17,439,955 for the same period of 2005.

For the year ended December 31, 2006 the company reported a net profit of US$6,073,170 on revenues of US$77,532,879 compared to a net profit of US$3,528,767 on revenues of US$49,139,445 for the same period of 2005.

The revenues in 2006 (US$ 77,532,879) increased by 57.6% compared to revenues in 2005 (US$49,193,445).

The net profit (US$ 6,073,170) represents an increase of 72.1% compared to the net profit in 2005 (US$3,528,767).

The changes in revenues and net profit are mainly due to increase in our repair and overhaul activities in the USA through our subsidiaries there and particularly in Piedmont Aviation Component Services.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (Amounts in Thousands U.S US$, Unaudited)

                                 Three Months Ended          Year Ended
                                    December 31              December 31
                                 2006          2005        2006        2005
                                ( US$)                     (US$)       (US$)
    Revenues                    23,759        17,440      77,533      49,193
    Gross Profit                 5,355         3,984      19,894      13,601
    Income from Operations
    before Income Taxes         2,590          1,539       9,321       5,664
    Income Tax                     928           557       3,248       2,135
    Net Income                   1,662           982       6,073       3,529
    Earnings Per Share       US$ 0.275          0.16    US$ 1.05        0.58
    Weighed Average Shares
    Outstanding              6,042,671     6,042,671   6,042,671   6,042,671


    AT THE COMPANY
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: March 28, 2007